Exhibit 2.k.3

AMENDED AND RESTATED SECURED PROMISSORY NOTE

$150,000	McLean, Virginia

FOR VALUE RECEIVED, Harry Brill (“Borrower”), an individual residing at 10036 Scenic View Terrace, Vienna, VA 22182, hereby unconditionally promises to pay to the order of Gladstone Capital Corporation, a Maryland corporation (the “Company”), in lawful money of the United States of America and in immediately available funds, the principal sum of One Hundred Fifty Thousand Dollars ($150,000.00) (the “Loan”) together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

This Amended and Restated Secured Promissory Note (this “Note”) amends and restates in its entirety that certain Secured Promissory Note dated August 23, 2001 in the principal amount of $150,000.00 issued by Borrower in favor of the Company (the “Original Note”).

This Amended and Restated Secured Promissory Note is the Note referred to in and is executed and delivered in connection with that certain Amended and Restated Stock Pledge Agreement dated as of even date herewith and executed and delivered by Borrower in favor of Company (as the same may from time to time be amended, modified or supplemented or restated, the “Pledge Agreement”).  Additional rights of Company are set forth in the Pledge Agreement.  All capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Pledge Agreement.

It is the intent of the parties that the purpose of this Note is not for consumer, family or household purposes.

1.                                      Principal Repayment.  The outstanding principal amount of the Loan shall be due and payable on August 23, 2010.  Amounts hereunder may be prepaid at any time without penalty or premium.

2.                                      Interest Rate.  Borrower further promises to pay interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 4.9% per annum or the maximum rate permissible by law (which under the laws of the Commonwealth of Virginia shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less.  Interest shall be due and payable quarterly in arrears not later than the first day of each quarter for the preceding calendar quarter and shall be calculated on the basis of a 360 day year and a 90 day quarter consisting of three 30 day months.  The first quarterly interest payment shall be due on October 1, 2009.

Any principal repayment or interest payment on the Loan hereunder not paid within five (5) days of the date when due, whether at stated maturity, by acceleration or otherwise, shall bear interest at two percent (2%) per annum over the rate stated above.

3.                                      Place/Manner of Payment.  All amounts payable hereunder shall be payable at the office of Company unless another place of payment shall be specified in writing by Company.

4.                                    Prepayments.  This Note may be prepaid at any time without premium or penalty.  Borrower shall prepay this Note concurrently with his receipt of any dividends on the Pledged Shares (as defined in the Pledge Agreement) in an amount equal to such dividends.

5.                                      Application of Payments.  Payments on this Note shall be applied first to accrued interest, if any, and thereafter to the outstanding principal balance hereof.

6.                                      Secured Note.  The full amount of this Note is secured by the collateral identified and described as security therefor in the Pledge Agreement. Any deficiency remaining under this Note after exercise by the Company of its rights and remedies under the Pledge Agreement shall remain the full-recourse obligations of the Borrower.  Borrower shall not, directly or indirectly, create, permit or suffer to exist, and shall defend the collateral against and take such other action as is necessary to remove, any lien on or in the collateral, or in any portion thereof. Notwithstanding anything to the contrary contained herein or in the Pledge Agreement, any deficiency remaining under this Note after exercise by the Company of its rights and remedies under the Pledge Agreement and application of the proceeds to the indebtedness hereunder shall remain full-recourse obligations of the Borrower.

7.                                      Default.  Each of the following events shall be an “Event of Default” hereunder:

(a)                                  Borrower fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five (5) business days thereafter;

(b)                                  Borrower files a petition or action for relief under any bankruptcy, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing;

(c)                                  An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower;

(d)                                  Borrower defaults on an obligation contained in the Pledge Agreement;

(e)                                  The aggregate value of the Pledged Shares (as defined in the Pledge Agreement, as determined each day, based on any intra-day price of such Pledged Shares on the National Association of Securities Dealers Automated Quotations (NASDAQ) for the most recent day in which the NASDAQ was open for trading, shall equal or exceed $150,000.00.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of Company, and, in the case of an Event of

Default pursuant to (b) above, automatically, be immediately due, payable and collectible by Company pursuant to applicable law.  Company shall have all rights and may exercise any remedies available to it under the Pledge Agreement and at law, successively or concurrently.  Borrower expressly acknowledges and agrees that Company shall have the right to offset any obligations of Borrower hereunder against any amounts that may be payable to Borrower by Company or any of its affiliates.

8.                                      Waiver.  Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

9.                                      Governing Law.  This Note shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Virginia, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

10.                               Venue.  Venue for the adjudication of any claim or dispute arising out of this Note shall be proper only in the state or federal courts resident in the federal Eastern District of the Commonwealth of Virginia, and Borrower hereby consents to such venue and agrees that it shall not be inconvenient and not subject to review by any court other than such courts in Virginia.

11.                               Personal Jurisdiction, etc.  Borrower intends and agrees that the courts in which Borrower resides should afford full faith and credit to any judgment rendered by a court of the Commonwealth of Virginia against Borrower, under this Note, and Borrower intends and agrees that such courts should hold that the Virginia courts have jurisdiction to enter a valid, in personam judgment against Borrower.

12.                               Personal Service.  Borrower agrees that service of any summons and complaint, and other process which may be served in any suit, action or other proceeding, may be made by mailing via U.S. certified or registered mail or by hand-delivering a copy of such process to the Borrower at its address specified below.

13.                               Waiver of Trial by Jury.  Borrower agrees that any suit, action or proceeding, whether claim, defense or counterclaim, brought or instituted by Borrower or Company or any of their successors or assigns on or with respect to this Note or which in any way relates, directly or indirectly, to this Note or any event, transaction or occurrence arising out of or in any way connected with this Note or the dealings of Borrower and Company with respect hereto, shall be tried only by a court and not by a jury.  BORROWER HEREBY EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING, AND ACKNOWLEDGES THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH, OR THE OPPORTUNITY TO CONSULT WITH, COUNSEL OF ITS CHOICE.

14.                               Successors and Assigns.  The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof. Borrower shall not, without the prior written consent of holder, assign any of its rights or obligations hereunder.

15.                               No Novation.  Nothing contained herein shall in any way impair the Original Note or the Pledge Agreement now held as security for the Original Note, nor affect or impair any rights, powers, or remedies under the Original Note or the Pledge Agreement, it being the intent of the parties hereto that this Note shall not constitute a novation of the Original Note or an accord and satisfaction of the obligations of Borrower under the Original Note or the Pledge Agreement.  Borrower hereby ratifies and reaffirms the validity and enforceability of all of the liens and security interests heretofore granted pursuant to the Pledge Agreement, as collateral security for this Note, and acknowledges that all of such liens and security interests, and all collateral heretofore pledged as security for the Original Note, continues to be and remains collateral for this Note from and after the date hereof.

16.                               Accord and Satisfaction.  This Note, including all accrued and unpaid interest thereon, shall be deemed satisfied and paid in full if the Company takes (or is required to take) possession of, and transfers (or is required to transfer) into its name or the name of its nominee or designee, the Pledged Shares in accordance with Section 10 or 18 of the Pledge Agreement.

BORROWER:

Dated: August 27, 2009	/s/ Harry Brill
Harry Brill